UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 30)*

OPEN JOINT STOCK COMPANY

“VIMPEL-COMMUNICATIONS”

(Name of Issuer)

Common Stock, nominal value 0.005 rubles per share

(Title of Class of Securities)

68370R109

(CUSIP Number)

Franz Wolf

Eco Telecom Limited

Suite 2

4 Irish Place

Gibraltar

+350 41977

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2007

(Date of Event which Requires Filing of this Statement)

With a copy to:

Alexey Reznikovich

Altimo Holdings & Investments Limited

Str. Novy Arbat, build. 21

GSP-2

119992 Moscow, Russia

+7 (495) 981-4449

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Eco Telecom Limited 000-00-0000
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds

AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Gibraltar

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

15,137,265 shares of Common Stock*
8. Shared Voting Power

0
9. Sole Dispositive Power

15,137,265 shares of Common Stock*
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

15,137,265 shares of Common Stock*
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

29.5% of Common Stock*
14.	Type of Reporting Person

OO, HC

*	Eco Telecom is also the direct beneficial owner of 6,426,600 (100%) shares of the Issuer’s type-A voting preferred stock (the “Preferred Stock”), which, together with the total number of shares of the Issuer’s common stock owned by Eco Telecom, represents approximately 37.4% of the Issuer’s outstanding voting capital stock. See Item 5. Pursuant to the terms of certain forward transaction, Eco Telecom shall have the right to receive 1,228,800 shares of Common Stock in the Issuer, represented by 4,915,200 American Depositary Receipts of the Issuer on March 14, 2007. See Item 6 of the Reporting Person’s Amendments 26, 27, 28 and 29 to Schedule 13D. Assuming the acquisition of the Common Stock described in Item 6, the Reporting Person would be, taking the Preferred Stock into account, the beneficial owner of 39.5% of the Issuer’s outstanding voting capital stock.

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Altimo Holdings & Investments Limited 000-00-0000
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

15,137,265 shares of Common Stock*
8. Shared Voting Power

0
9. Sole Dispositive Power

15,137,265 shares of Common Stock*
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

15,137,265 shares of Common Stock*
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

29.5% of Common Stock*
14.	Type of Reporting Person

OO, HC

*	The Reporting Person may be deemed to beneficially own 6,426,600 (100%) shares of the Issuer’s type-A voting preferred stock (the “Preferred Stock”), which, together with the total number of shares of the Issuer’s common stock that the reporting Person may be deemed to beneficially own, represents approximately 37.4% of the Issuer’s outstanding voting capital stock. See Item 5. Pursuant to the terms of certain forward transaction, Eco Telecom shall have the right to receive 1,228,800 shares of Common Stock in the Issuer, represented by 4,915,200 American Depositary Receipts of the Issuer on March 14, 2007. See Item 6 of the Reporting Person’s Amendments 26, 27, 28 and 29 to Schedule 13D. Assuming the acquisition of the Common Stock described in Item 6, the Reporting Person would be, taking the Preferred Stock into account, the beneficial owner of 39.5% of the Issuer’s outstanding voting capital stock.

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

CTF Holdings Limited 000-00-0000
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds

AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Gibraltar

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

15,137,265 shares of Common Stock*
8. Shared Voting Power

0
9. Sole Dispositive Power

15,137,265 shares of Common Stock*
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

15,137,265 shares of Common Stock*
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

29.5% of Common Stock*
14.	Type of Reporting Person

OO, HC

*	The Reporting Person may be deemed to beneficially own 6,426,600 (100%) shares of the Issuer’s type-A voting preferred stock (the “Preferred Stock”), which, together with the total number of shares of the Issuer’s common stock that the reporting Person may be deemed to beneficially own, represents approximately 37.4% of the Issuer’s outstanding voting capital stock. See Item 5. Pursuant to the terms of certain forward transaction, Eco Telecom shall have the right to receive 1,228,800 shares of Common Stock in the Issuer, represented by 4,915,200 American Depositary Receipts of the Issuer on March 14, 2007. See Item 6 of the Reporting Person’s Amendments 26, 27, 28 and 29 to Schedule 13D. Assuming the acquisition of the Common Stock described in Item 6, the Reporting Person would be, taking the Preferred Stock into account, the beneficial owner of 39.5% of the Issuer’s outstanding voting capital stock.

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Crown Finance Foundation 000-00-0000
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds

AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Liechtenstein

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

15,137,265 shares of Common Stock*
8. Shared Voting Power

0
9. Sole Dispositive Power

15,137,265 shares of Common Stock*
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

15,137,265 shares of Common Stock*
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

29.5% of Common Stock*
14.	Type of Reporting Person

OO

*	The Reporting Person may be deemed to beneficially own 6,426,600 (100%) shares of the Issuer’s type-A voting preferred stock (the “Preferred Stock”), which, together with the total number of shares of the Issuer’s common stock that the reporting Person may be deemed to beneficially own, represents approximately 37.4% of the Issuer’s outstanding voting capital stock. See Item 5. Pursuant to the terms of certain forward transaction, Eco Telecom shall have the right to receive 1,228,800 shares of Common Stock in the Issuer, represented by 4,915,200 American Depositary Receipts of the Issuer on March 14, 2007. See Item 6 of the Reporting Person’s Amendments 26, 27, 28 and 29 to Schedule 13D. Assuming the acquisition of the Common Stock described in Item 6, the Reporting Person would be, taking the Preferred Stock into account, the beneficial owner of 39.5% of the Issuer’s outstanding voting capital stock.

Item 1.	Security and Issuer.

This Amendment No. 30 (this “Amendment”) to the Statement on Schedule 13D relates to the common stock, nominal value 0.005 rubles per share (the “Common Stock”), of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”). The initial Statement on Schedule 13D, previously filed jointly by Eco Telecom Limited (“Eco Telecom”), Eco Holdings Limited, CTF Holdings Limited (“CTF Holdings”) and Crown Finance Foundation (“Crown Finance”) on June 11, 2001 (as amended and supplemented by Amendment Nos. 1 through 29, the “Statement”), is hereby amended and supplemented with respect to the items set forth in this Amendment. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Statement.

Item 2.	Identity and Background.

This Amendment is being filed on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	Eco Telecom;

(ii)	Altimo Holdings & Investments Limited (formerly known as Alfa Telecom Limited) (“Altimo”);

(iii)	CTF Holdings; and

(iv)	Crown Finance.

The Statement, as amended hereby, relates to the shares of Common Stock held for the account of Eco Telecom.

The Reporting Persons

Eco Telecom is a Gibraltar company, with its principal business address at 10/8 International Commercial Centre, Casemates Square, Gibraltar. The principal business of Eco Telecom is to function as a holding company. Current information concerning the identity and background of the directors and officers of Eco Telecom is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Altimo is a British Virgin Islands company, with its principal address at P.O. Box 3339, Geneva Place, Second Floor, 333 Waterfront Drive, Road Town, Tortola, British Virgin Islands. The principal business of Altimo is to function as a holding company. Altimo is the sole shareholder of Eco Telecom and, in such capacity, may be deemed to be the beneficial owner of the shares of Common Stock held for the account of Eco Telecom. Current information concerning the identity and background of the directors and officers of Altimo is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

CTF Holdings is a Gibraltar limited liability company, with its principal address at Suite 2, 4 Irish Place, Gibraltar. The principal business of CTF Holdings is to function as a holding company. CTF Holdings indirectly owns a majority of the shares of Altimo and, in such capacity, may be deemed to be the beneficial owner of the shares of Common Stock held for the account of Eco Telecom. Current information concerning the identity and background of the directors and officers of CTF Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Crown Finance is a Liechtenstein foundation, with its principal address at Am Schragen Weg 14, P.O. Box 1618, FL-9490, Vaduz, Liechtenstein. The principal business of Crown Finance is investment and management of the assets and capital of the foundation. Crown Finance is the sole shareholder of CTF Holdings and, in such capacity, may be deemed to be the beneficial owner of the shares of Common Stock held for the account of Eco Telecom. Current information concerning the identity and background of the directors and officers of Crown Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

The “Supervisory Board” coordinates the strategic development of a group of affiliated entities, often referred to as the “Alfa Group Consortium,” which group includes the Reporting Persons. In certain instances, the Supervisory Board issues recommendations regarding strategic business decisions to the entities that are members of the Alfa Group Consortium. Current information regarding the identity and background of the members of the Supervisory Board is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2, has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

No material change.

Item 4.	Purpose of Transaction.

Item 4 is hereby supplemented as follows:

On December 24, 2004, Eco Telecom notified VimpelCom and Telenor East Invest AS of Eco Telecom’s intention to pledge a certain number of the shares of Common Stock owned by Eco Telecom in connection with the transaction described below.

Eco Telecom agreed to issue $1,500,000,000 Series A Floating Rate Bonds due March 16, 2009 (the “Bonds”) on March 14, 2007, pursuant to an Indenture, dated as of March 9, 2007 (the “Indenture”), by and among Eco Telecom, Altimo, as Guarantor, Deutsche Bank AG London Branch, as Calculation Agent, and Deutsche International Corporate Services Limited, as Trustee. The Bonds are to be sold to Deutsche Bank AG London Branch as purchaser in an offshore transaction in accordance with Regulation S under the Securities Act of 1933, as amended. Eco Telecom’s obligations under the Bonds and the Indenture is guaranteed by Altimo Holdings & Investments Limited. Pursuant to a Collateral Agreement, dated as of March 9, 2007 (the “Collateral Agreement”), by and among Eco Telecom, The Bank of New York, as Securities Intermediary (the “Securities Intermediary”) and Depositary under the ADR program, Deutsche Bank AG London Branch, as Collateral Agent (the “Collateral Agent”), and Deutsche International Corporate Services Limited, as Trustee, Eco Telecom granted to the Collateral Agent a security interest in 9,349,999 shares of Common Stock or security entitlements in respect thereof (the “Pledged Shares”) to secure the performance of its obligations under the Bonds and the Indenture. During the term of the Collateral Agreement, the Pledged Shares will be held by the Securities Intermediary. Eco Telecom has also delivered 6,426,600 shares of VimpelCom Preferred Stock, 15,209,134 American depositary shares representing Common Stock and an additional 3,213,783 shares of Common Stock (together, the “Escrowed Shares”) to The Bank of New York as escrow agent to be held in escrow, except as set forth below, during the term of the Collateral Agreement, pursuant to an Escrow Agreement, dated as of March 9, 2007 (the “Escrow Agreement”), by and among Eco Telecom, the Collateral Agent, Altimo and The Bank of New York, as Escrow Agent.

Pursuant to the Collateral Agreement, on March 14, 2007, Eco Telecom will deliver the Pledged Shares to the Collateral Agent, and the Pledged Shares will be held during the term of the Collateral Agreement by the Securities Intermediary through a nominee. Upon the occurrence of an LTV Ratio Triggered Early Maturity or an Event of Default, each as defined in the Collateral Agreement, the Collateral Agent may exercise on behalf of the Trustee all the rights of a secured party under the New York Uniform Commercial Code and may sell the collateral at public or private sale or at any broker’s board or on any securities exchange, for cash, upon credit or for future delivery. The Collateral Agreement will terminate upon fulfilment of all of the obligations of Eco Telecom under the Indenture, the Bonds and the Collateral Agreement.

Pursuant to the Escrow Agreement, Eco Telecom is pledging, assigning and granting to the Escrow Agent a continuing security interest in, and a lien on, the Escrowed Shares as security for the due and punctual performance of Eco Telecom’s obligations to the Escrow Agent under the Escrow Agreement. The Escrowed Shares will be released upon the earlier to occur of (i) the time when the Indenture and all securities issued thereunder have been discharged in accordance with their terms or (ii) a court of competent jurisdiction finally disposing of the rights and obligations of the parties pursuant to the provisions of the Escrow Agreement.

Eco Telecom will be entitled to exercise all voting and other rights attaching to the Escrowed Shares and, unless an LTV Ratio Triggered Early Maturity has occurred or Event of Default (each as defined in the Collateral Agreement) has occurred and is continuing, the Pledged Shares.

The description of the Indenture, Collateral Agreement and Escrow Agreement contained in this Item 4 is qualified in its entirety by reference to the complete text of these agreements filed as Exhibits hereto.

As part of the transaction described herein, the bond offer described in Item 4 of the Reporting Person’s Amendment No. 9 to Schedule 13D, dated April 28, 2005, was unwound.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby supplemented as follows:

(a)	No material change.

(b)	No material change.

(c)	No material change.

(d)	No material change.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented with the information reported in response to Item 4 hereto, which is incorporated by reference in response to this Item 6.

Item 7.	Material to be Filed as Exhibits.

The Index of Exhibits is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Amendment is true, complete and correct.

Date: March 12, 2007	ECO TELECOM LIMITED

	By:	/s/ Marina Kushnareva
	Name:	Marina Kushnareva
	Title:	Director

Date: March 12, 2007	ALTIMO HOLDINGS & INVESTMENTS LIMITED

	By:	/s/ Franz Wolf
	Name:	Franz Wolf
	Title:	Director

Date: March 12, 2007	CTF HOLDINGS LIMITED

	By:	/s/ Franz Wolf
	Name:	Franz Wolf
	Title:	Director

Date: March 12, 2007	CROWN HOLDINGS LIMITED

	By:	/s/ Franz Wolf
	Name:	Franz Wolf
	Title:	Attorney-in-Fact

ANNEX A

Directors and Officers of Eco Telecom Limited

Name/Citizenship	Principal Occupation	Business Address
Marina Kushnareva, Director (Russia)	Manager, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar
Directors and Officers of Altimo Holdings & Investments Limited
Name/Citizenship	Principal Occupation	Business Address
Geoffrey Piers Hemy, Director (United Kingdom)	Director, Grand Financial Holding S.A.	11 Boulevard Royale L-2449 Luxembourg

Georgia Karydes, Director (Cyprus)	Director, Feldmans Management (Overseas) Ltd.	6 Nikou Georgiou Street Block C, Office 704 Nicosia 1098, Cyprus

Olga Kichatova, Director (Russia)	Senior Financial Advisor, CTF Holdings Limited	3rd Floor, building 3, 6 Sechenovskiy per. Moscow Russia 109 034

Alexey Reznikovich, Chief Executive Officer (Russia)	Chief Executive Officer, OOO ALTIMO Limited	Str. Novy Arbat, build. 21 GSP-2 119992 Moscow, Russia

Marina Kushnareva, Director (Russia)	Director, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar

Franz Wolf, Director (Germany)	Director, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar
Directors and Officers of CTF Holdings Limited
Name/Citizenship	Principal Occupation	Business Address
Marina Kushnareva, Director (Russia)	Director, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar

Franz Wolf, Director (Germany)	Director, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar
Directors and Officers of Crown Finance Foundation
Name/Citizenship	Principal Occupation	Business Address
Christian Rosenow, Director (Switzerland)	Financial Adviser	Talacker 35, 8001 Zurich, Switzerland

Dr. Norbert Seeger, Director (Liechtenstein)	Attorney, Arcomm Trust Company	Am Schragen Weg 14 P.O. Box 1618 FL-9490 Vaduz, Liechtenstein

Dr. Christian Zangerle, Director (Austria)	Attorney, Law Office of Dr. Norbert Seeger	Am Schragen Weg 14 P.O. Box 1618 FL-9490 Vaduz, Liechtenstein

Members of the Supervisory Board of Alfa Group Consortium

Name/Citizenship	Principal Occupation	Business Address
Peter Aven, Director (Russia)	President, OJSC Alfa Bank	11 Mashy Poryvaevoy Street 107078 Moscow, Russia

Alexandr Fain, Director (Russia)	Chief Executive Officer, Alfa Eco LLC	21 Novy Arbat Street 121019 Moscow, Russia

Mikhail Fridman, Director (Russia)	Chairman of the Board of Directors, OJSC Alfa Bank	9 Mashy Poryvayevoy Street 107078 Moscow, Russia

Michail Gamzin, Director (Russia)	Director General, OAO Russian Technologies	3 rd Golutvinsky Pereulok 10 Building 6 109180 Moscow, Russia

German Khan, Director (Russia)	Executive Director, TNK-BP Management	18/2, Schipok Street 115093 Moscow, Russia

Lev Khasis, Director (Russia)	Chief Executive Officer, X 5 Retail Group N.V.	Kapranova Pereulok 3 123242 Moscow, Russia

Alexander Kosiyanenko, Director (Russia)	Member of the Supervisory Board of X 5 Retail Group N.V.	Apt. 421 Mozhayskoye shosse 2, B 121356 Moscow, Russia

Andrei Kosogov Director (Russia)	Chairman of the Board of Directors of Alfa Asset Management	12 Prospect Academic Sakharov 107078 Moscow, Russia

Alexey Kuzmichev, Director (Russia)	Chairman of Board of Directors, Alfa Eco LLC	21 Novy Arbat Street 121019 Moscow, Russia

Nigel John Robinson, Director (United Kingdom)	Director of Corporate Development, Finance and Control, Alfa Group Consortium	6 Sechenovskiy Pereulok Building 3, Floor 3 119034 Moscow, Russia

Alexey Reznikovich, Director (Russia)	Chief Executive Officer, OOO ALTIMO Limited	Str. Novy Arbat, build. 21 GSP-2 119992 Moscow, Russia

Alexander Savin, Director (Russia)	Managing Director, A1 LLC	12 Krasnopresenskaya Nab. International Trade Center 2, Entrance 7 123610 Moscow, Russia

To the best of the Reporting Persons’ knowledge:

(a)	None of the above persons holds any shares of Common Stock.

(b)	None of the above persons has any contracts, arrangements, understandings or relationships with respect to any shares of Common Stock.

Index to Exhibits

Exhibit 99.1	Indenture, dated as of March 9, 2007, by and among Eco Telecom Limited, Altimo Holdings & Investments Limited, Deutsche Bank AG London Branch and Deutsche International Corporate Services Limited.

Exhibit 99.2	Collateral Agreement, dated as of March 9, 2007, by and among Eco Telecom Limited, The Bank of New York, Deutsche Bank AG London Branch and Deutsche International Corporate Services Limited.

Exhibit 99.3	Escrow Agreement, dated as of March 9, 2007, by and among Eco Telecom Limited, Deutsche Bank AG London Branch, Altimo Holdings & Investments and The Bank of New York.